UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June, 2017
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 30, 2017, announcing preliminary financial results for the quarter ended March 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: June 1, 2017	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary Q1 2017 results and quarterly dividend of $0.45 per share

Hamilton, Bermuda, May 30, 2017. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended March 31, 2017.

Highlights

•	Declaration of first quarter dividend of $0.45 per share, the Company’s 53rd consecutive quarterly dividend

•	Earned $152 million of total charter revenues during the first quarter

•	Continued diversification and renewal of the fleet with the delivery of a second 19,200 TEU container vessel with long term charter to MSC and the sale of two older crude oil tanker vessels

•	Secured charter for the 2007-built drilling rig Soehanah with a national oil company in Asia for a minimum period of 12 months

•	Agreed to five-year hire-purchase lease for a 1,700 TEU container vessel

Selected key financial data

Three Months Ended
	Mar 31, 2017	Dec 31, 2016
Long term charter revenues(1)	$135 million	$134 million
Short term charters and profit share income(2)	$17 million	$20 million
Total charter revenues(1)(2)	$152 million	$154 million
Adjusted EBITDA(3)	$119 million	$121 million
Net Income	$32 million	$29 million
Earnings per share	$0.35	$0.31

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: “Ship Finance continues to take steps to strengthen its balance sheet and diversify its contracted backlog. In the first quarter, we took delivery of our second 19,200 TEU container vessel, and we expect to take delivery of two product tankers in the third quarter this year. These three vessels, backed by long term charters, will add approximately $26 million in annual EBITDA following their deliveries. We are also pleased to have secured employment for our sole uncontracted drilling rig.
We are of course focused on the restructuring of Seadrill, one of our large counterparties, which we hope will be finalized in the coming months. At the same time, we have significant capital available for investments, and our objectives remain to find accretive investment opportunities across our core markets and to maximize returns from our existing portfolio of assets.”

1.
Long term charter revenues include total gross charter hire related to contracts undertaken for a period greater than one year from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’.

2.	Includes gross hires from short term charters, voyage charters, gross revenue earned from pooled vessels and profit share income.

3.	Adjusted EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

Dividends and Results for the Quarter Ended March 31, 2017
The Board of Directors has declared a quarterly cash dividend of $0.45 per share. The dividend will be paid on or around June 30 to shareholders on record as of June 16, and the ex-dividend date on the New York Stock Exchange will be June 14, 2017.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $96.9 million, or $1.04 per share, in the first quarter of 2017. This number excludes $8.4 million of charter revenues classified as ‘repayment of investment in finance leases’ and $47 million of charter revenues earned by 100% owned assets classified as ‘investment in associate’. Inclusive of those revenues, the total charter revenues were $152 million, or $1.63 per share.
The 50% profit share agreement with Frontline Shipping Limited (“Frontline”) contributed $5.6 million above the contracted base charter rates, or $0.06 per share, in the first quarter. There was also a $0.1 million profit share in the first quarter relating to some of our other vessels.
Reported net operating income pursuant to U.S. GAAP for the quarter was $39.7 million, or $0.42 per share, and reported net income was $32.3 million, or $0.35 per share. This is after non-cash amortization of deferred charges of $2.4 million and a $1.5 million positive impact arising from mark-to-market valuation of hedging instruments.

Business Update
As of March 31, 2017, and adjusted for subsequent sales, the fixed rate charter backlog from the Company's fleet of 71 vessels and rigs was approximately $3.5 billion, with an average remaining charter term of nearly 5 years, or more than 8 years if weighted by charter revenue. Some of the charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may increase our operating results.
Tankers
Including newbuildings and adjusted for agreed sales, the Company owns 16 crude oil, product and chemical tanker vessels, of which 14 vessels are employed on long term charters.
The crude oil tanker market remained relatively strong into the first quarter, but softened towards the end of the quarter, and continued downwards into the second quarter. The vessels chartered to Frontline earned daily rates well above the base charter rates in the first quarter, generating a profit share of $5.6 million in the quarter.
The Company also has exposure to the crude oil tanker market through two modern Suezmax tankers trading in a pool with two sister vessels owned by Frontline Ltd. The average daily time charter rate in the pool was approximately $28,100 during the first quarter, down slightly from $31,000 in the previous quarter. Three of the four vessels in the pool have been chartered out until late 2017 with a profit share above a floor rate, mitigating an expected softer tanker market for the remainder of 2017.
In March 2017, Ship Finance delivered the 1998-built VLCC Front Century to its new owner, an unrelated third party. The sale was agreed in November 2016, and the net proceeds from the sale of the vessel was approximately $24 million, including compensation from Frontline for the early termination of the charter.
The Company has also agreed to sell the 2000-built VLCC Front Scilla and the 1998-built Suezmax vessel Front Brabant to unrelated third parties. The agreed net sales prices are $27 million and $12 million respectively, including compensation for the early termination of the charters from Frontline. The vessels are expected to be delivered to their new owners in the second quarter of 2017. Following these sales, Ship Finance will have ten crude oil carriers remaining on charter to Frontline.
Ship Finance expects to take delivery of the two 114,000 dwt LR2 newbuilding product tankers in the third quarter of 2017. Both vessels have been chartered out on long term charters to Phillips 66, with a minimum period of seven years and options for the charterer to extend the period to up to 12 years. The total EBITDA contribution from these two vessels is estimated to be approximately $11 million per year following delivery.

Offshore
Ship Finance owns five offshore support vessels and four drilling rigs. All units are employed on medium and long term charters.
The Company’s drilling rigs generated approximately $46.7 million in aggregate charter revenues in the first quarter of 2017. Three of the four rigs are chartered out on bareboat charters to fully guaranteed affiliates of Seadrill Limited (“Seadrill”), where Seadrill is responsible for operating and maintenance costs.
One of these rigs, the jack-up rig West Linus, has been sub-chartered to ConocoPhillips since delivery. In April, 2017, Seadrill announced the extension of the sub-charter until the end of 2028 at a market adjusted rate from 2019. Seadrill indicated that they expected their net contract backlog increased by approximately $650 million, depending on market development, in conjunction with the extension of the sub-charter.
Seadrill is in the midst of negotiating a comprehensive restructuring plan and has announced that they are in advanced discussions with various creditors and certain third party and related party investors and their secured lenders on a recapitalization of the company. Seadrill has informed the market that such restructuring may involve Chapter 11 proceedings in the U.S, or other schemes of arrangements which could have a material negative effect on our charters.
Ship Finance has engaged in constructive talks with Seadrill as we believe it will be in all parties' interest to take a proactive approach in order to find a sustainable long term structure. This will also in due course include discussions with the banks that are financing the three rigs in order to find a balanced solution. It is important to note that Seadrill continues to perform on its charter payment obligations to Ship Finance, and net of interest and debt amortization, the contribution from the Seadrill charters was approximately $14 million, or $0.15 per share in the first quarter.
In May 2017, Ship Finance agreed to bareboat charter out the 2007-built drilling rig Soehanah, which will be employed under a drilling contract with a national oil company in Asia for a period of 12 months, with an option to extend the charter by an additional 12 months. The rig was redelivered to us in April, following a full 10-year special survey paid for by the previous charterer, and with certificates valid until 2022. The net EBITDA contribution from the new charter is expected to be nearly $4m during the fixed period, and the rig is now being mobilized with expected startup of the drilling operations in the second quarter of 2017. The rig has no debt associated with it.
The Company has five offshore support vessels employed under long term charters to a fully guaranteed subsidiary of Deep Sea Supply Plc. (“DESS”). In February, DESS announced the plan to merge with Solstad Offshore ASA (OSE: SOFF) and Farstad Shipping ASA (OSE: FAR) in order to create a world leading offshore support vessel company, with a total fleet of 154 vessels. The new listed entity will be called Solstad Farstad ASA, and the transaction is expected to be finalized in June 2017. Following completion of the merger, a wholly owned subsidiary of Solstad Farstad ASA will be the charter guarantor under our agreements going forward.

Liner
Including our newest vessel, the 19,200 TEU container vessel MSC Viviana delivered in March, Ship Finance has a fleet of 22 container vessels and two car carriers. With the exception of one smaller 1,700 TEU container vessel, all container vessels are employed on longer term charters.
The MSC Viviana commenced a 15-year bareboat charter to Mediterranean Shipping Company (“MSC”), the world’s second largest container company, immediately upon delivery from the shipyard. The vessel is the second of two 19,200 TEU container vessels delivered to the Company. The first vessel was delivered in December 2016 and is also chartered to MSC for a period of 15 years. The total EBITDA contribution from these two vessels is estimated to be approximately $31 million per year.
In April 2017, the 1,700 TEU container vessel MSC Alice commenced a hire-purchase lease to MSC for a period of five years at a net bareboat hire rate of $1,600 per day. MSC has an obligation to purchase the vessel for $1.75 million at the end of the charter period, effectively eliminating residual value risk. Including the MSC Alice, Ship Finance now has 12 vessels on charter to MSC.
Dry Bulk
The Company owns 22 dry bulk vessels, 15 of which are employed on long term charters and seven vessels trading in the spot market.
The Company has the potential to generate additional revenues through its charter agreements with Golden Ocean Group Limited for its eight Capesize vessels which provides the Company a profit share percentage above the contracted base charter rates. In the first quarter, the achieved market rates were below the profit share threshold.
Our dry bulk vessels trading in the spot market are Handysize vessels between 32,000 and 34,000 dwt. These vessels earned average time charter equivalent rates of approximately $7,200 per day in the first quarter. The Company intends to continue trading these vessels in the spot market until long term rates improve.
Financing and Capital Expenditure
As of March 31, 2017, Ship Finance had approximately $254 million of available liquidity, including $62 million in cash and approximately $192 million freely available under revolving credit facilities.
In addition, the Company had marketable securities of approximately $125 million, based on prevailing market prices at quarter end. This includes 11 million shares in Frontline and financial investments in senior secured bonds and other securities. Frontline today announced a dividend of $0.15 per share, payable in June.
As of March 31, 2017, the Company had remaining capital expenditure commitments of approximately $65 million related to two 114,000 dwt LR2 product tankers due for delivery in the third quarter of 2017. Both vessels have been chartered out on long term time charters to Phillips 66, with a minimum period of seven years and options for the charterer to extend the period up to 12 years. The Company intends to secure long term financing for the two vessels before delivery.

Strategy and Outlook
Ship Finance continues to add new assets with long term charters to its portfolio. We remain committed to building our portfolio with high quality assets and charters that support our ability to return value to our shareholders through dividends.
Our discussions with Seadrill are constructive, and we believe it would benefit our Company in the long run to have a counterparty with a more robust financial platform during the current downturn in the drilling market. But the timing for a restructuring and how it could negatively affect our charters and consequently our long term distributable cash flow is still uncertain and will be assessed by the Board of Directors in due course.
Our long term strategy has been to build a portfolio of assets across diverse sectors with charters to numerous counterparties. This decreases the dependency of dividend capacity over the long term to any single sector or counterparty. A diversified approach also gives us the opportunity to benchmark transactions across various segments within our focus sectors, which we believe will enable us to generate superior returns over time compared to companies who operate in a single sector.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associate’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated balance sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For a further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.bm.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

May 30, 2017

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

For more information about Ship Finance, please visit our website: www.shipfinance.bm

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2017 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Mar 31,	Dec 31,	2016
except per share data)	2017	2016	(audited)
Charter revenues - operating lease	72,343	74,490	293,703
Charter revenues - finance lease	27,321	23,701	99,084
Revenues classified as Repayment of investment in finance leases	(8,436)	(7,345)	(31,380)
Profit share income	5,652	7,003	51,544
Total operating revenues	96,880	97,849	412,951

Gain (loss) on sale of assets and termination of charters	(26)	—	(167)

Vessel operating expenses	(33,420)	(33,001)	(136,016)
Administrative expenses	(2,151)	(2,049)	(9,072)
Depreciation	(21,562)	(23,738)	(94,293)
Vessel impairment charge	—	(5,314)	(5,314)

Total operating expenses	(57,133)	(64,102)	(244,695)

Operating income	39,721	33,747	168,089

Results in associate(1)	6,579	6,819	27,765
Interest income from associates and long term investments(1)	4,668	4,669	18,675
Interest income, other	1,103	1,679	3,061
Interest expense	(18,742)	(16,497)	(60,871)
Amortization of deferred charges	(2,357)	(2,623)	(10,972)
Other financial items	761	(8,098)	1,173
Income (expense) related to non-designated derivatives	549	8,833	(514)
Taxes	—	—	—
Net income	32,282	28,529	146,406

Basic earnings per share ($)	0.35	0.31	1.57

Weighted average number of shares(2)	93,504,575	93,504,575	93,496,744
Common shares outstanding(2)	93,504,575	93,504,575	93,504,575

(1)
Three of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

(2)
The weighted average number of shares and the number of common shares outstanding excludes 8 million shares issued by Ship Finance as part of a share lending arrangement in connection with the Company's offering of the 2021 Notes. The shares are owned by Ship Finance and will be returned on or before maturity of the 2021 Notes, thus they are excluded in the calculation of earnings per share.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2017 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31,	Dec 31, 2016
(in thousands of $)	2017	(audited)
ASSETS
Short term
Cash and cash equivalents	61,554	62,382
Available for sale securities	124,700	118,489
Amount due from related parties	14,938	17,519
Other current assets	66,611	80,037

Long term
Newbuildings and vessel deposits	44,706	33,447
Vessels and equipment, net	1,715,607	1,737,169
Investment in finance leases	656,918	523,815
Investment in associate (1)	76	130
Amount due from related parties - Long term (1)	335,952	339,355
Other long term assets	18,696	25,034

Total assets	3,039,758	2,937,377

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	360,754	174,900
Other current liabilities	69,370	63,220
Amount due to related parties	696	850

Long term
Long term interest bearing debt, net of deferred charges	1,177,226	1,377,974
Other long term liabilities	300,465	186,338

Stockholders’ equity	1,131,247	1,134,095
Total liabilities and stockholders’ equity	3,039,758	2,937,377

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’. In addition to this, notes from Deep Sea Supply Plc. are included in the line item ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2017 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Mar 31,	Dec 31,	Dec 31, 2016
	2017	2016	(audited)

OPERATING ACTIVITIES
Net income	32,282	28,529	146,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,611	26,046	103,941
Vessel impairment charge	—	5,314	5,314
Adjustment of derivatives to fair value recognised in net income	(1,509)	(9,910)	(4,399)
Loss (gain) on sale of assets and termination of charters	26	—	167
Result in associate	(6,579)	(6,819)	(27,765)
Other, net	(408)	8,878	8,608
Change in operating assets and liabilities	(1,900)	(1,835)	(2,199)
Net cash provided by operating activities	45,523	50,203	230,073

INVESTING ACTIVITIES
Repayment of investments in finance leases	8,207	7,116	30,410
Proceeds from sale of vessel/newbuildings and termination of charters	23,802	—	29,102
Net investment in newbuildings and vessel deposits	(11,259)	(5,785)	(188,142)
Cash received from (paid to) associates(1)	9,966	11,696	193,517
Other assets / investments	(16,662)	(13,416)	(25,488)
Net cash provided by/ (used in) investing activities	14,054	(389)	39,399

FINANCING ACTIVITIES
Repayments of lease obligation liability	(137)	(97)	(97)
Proceeds from long and short term debt	19,000	244,998	522,000
Expenses paid in connection with securing finance	—	(4,861)	(5,099)
Repayment of long and short term debt	(39,605)	(69,603)	(329,303)
Re-purchase of Company bonds	2,414	(179,291)	(296,800)
Cash received from share issue	—	80	323
Cash dividends paid	(42,077)	(42,078)	(168,289)
Net cash provided by/ (used in) financing activities	(60,405)	(50,852)	(277,265)

Net increase/ (decrease) in cash and cash equivalents	(828)	(1,038)	(7,793)
Cash and cash equivalents at beginning of period	62,382	63,420	70,175
Cash and cash equivalents at end of period	61,554	62,382	62,382

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net balance is recorded under ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FIRST QUARTER 2017 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.bm

Selected income statement data for the three months ended March 31, 2017

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease	12,631	13,770	20,320	46,721
Revenues classified as Repayment of investment in finance leases	(7,191)	(7,952)	(12,003)	(27,146)
Interest expense, related party(1)	(1,631)	(1,631)	(1,406)	(4,668)
Interest expense, other	(2,031)	(2,466)	(3,467)	(7,964)
Other items	(222)	(155)	13	(364)
Net income(2)	1,556	1,566	3,457	6,579

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of March 31, 2017

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	—	—
Investment in finance leases	357,359	352,263	470,987	1,180,609
Other assets	4,251	4,753	222	9,226
Total assets	361,610	357,016	471,209	1,189,835

Short term and current portion of long term interest bearing debt	22,667	27,500	51,458	101,625
Other current liabilities	2,753	1,769	1,144	5,666

Long term interest bearing debt	218,795	242,965	292,917	754,677
Long term loans from shareholders, net	117,385	84,736	125,000	327,121
Other long term liabilities	—	—	670	670

Stockholders equity(1)	10	46	20	76

Total liabilities and stockholders’ equity	361,610	357,016	471,209	1,189,835

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
FIRST QUARTER 2017 (UNAUDITED)

Adjusted EBITDA	Three months ended		Twelve months
(in thousands of $)	Mar 31,	Dec 31,	ended
	2017	2016	Dec 31, 2016
			(unaudited)
Net income	32,282	28,529	146,406

Add:
(Income)/expense related to non-designated derivatives	(549)	(8,833)	514
Amortization of deferred charges	2,357	2,623	10,972
Interest expense	18,742	16,497	60,871
Interest income, other(1)	(118)	(126)	(451)
Interest income from associates	(4,668)	(4,669)	(18,675)
Results in associate	(6,579)	(6,819)	(27,765)
Depreciation	21,562	23,738	94,293
Loss (gain) on sale of assets and termination of charters	26	—	167
Vessel impairment charge	—	5,314	5,314
Repayment of investment in finance leases	8,207	7,116	30,410
Other reconciling items	701	9,011	9,446
Investment in subsidiaries accounted for as associate:
Charter revenues - finance lease	46,721	48,256	191,275

Adjusted EBITDA (2)	118,684	120,637	502,777

(1)	Interest income excludes income generated from financial investments.

(2)
‘Adjusted EBITDA’ is a non-GAAP measure. It is defined as aggregate charter hire from all our 100% owned assets, cash sweep/profit share income and dividends and interest received from financial investments, less vessel operating expenses and general & administrative expenses.